PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)

(To Prospectus dated November 3, 2008)	Registration No. 333-154968

5,500,000 Shares
Common Stock

We are offering 5,500,000 shares of our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol “GBCI.” The last reported closing sale price of our common stock on the Nasdaq Global Select Market, on November 13, 2008, was $17.73 per share.

Investing in our common stock involves risks. Before buying any shares you should carefully read the discussion of material risks in investing in our common stock in “Risk Factors” beginning on page S-6 of this prospectus supplement.

	Per Share	Total

Public offering price	$15.50	$85,250,000
Underwriting discounts and commissions	$0.62	$3,410,000

Proceeds, before expenses, to us	$14.88	$81,840,000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT DEPOSITS OR OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

We have granted the underwriters a 30-day option to purchase up to an additional 825,000 shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on or about November 19, 2008.

Calculation of Registration Fee

		Proposed Maximum	Proposed Maximum
Title of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)(2)	Per Share(1)	Price(1)	Registration Fee(3)
Common Stock, par value $0.01 per share	1,725,000	$15.50	$26,737,500	$1,050.78

(1)	Estimated solely for the purpose of calculating the amount of the registration fee for the additional 1,725,000 shares being registered.

(2)	A filing fee with respect to 4,600,000 of the total shares offered ($3,608.37) was previously paid in connection with the Preliminary Prospectus Supplement filed pursuant to Rule 424(b)(5) on November 3, 2008 (Registration No. 333-154968).

(3)	Paid pursuant to Rules 456(b) and 457(r) with respect to the additional 1,725,000 shares being registered.

D.A. Davidson & Co.
Keefe, Bruyette & Woods, Inc.

The date of this prospectus supplement is November 13, 2008

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and D.A. Davidson & Co. and Keefe, Bruyette & Woods, Inc., as underwriters, have not, authorized anyone to provide you with different information. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration statement, we may offer and sell shares of our common stock described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Where You Can Find More Information” in the accompanying prospectus before investing in our common stock.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of a shelf registration statement that we filed with the Securities and Exchange Commission. Generally, when we refer to the prospectus, we are referring to this prospectus supplement and the accompanying prospectus combined. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This summary may not contain all of the information that you should consider before investing in our common stock. We urge you to read this prospectus supplement carefully, including the accompanying prospectus and the documents incorporated by reference. Unless we state otherwise or the context indicates otherwise, references to “Glacier,” “we,” “us,” “our” and “the Company” in this prospectus supplement and the accompanying prospectus refer to Glacier Bancorp, Inc. and its subsidiaries.

OUR COMPANY

Glacier Bancorp, Inc. is a regional multi-bank holding company headquartered in Kalispell, Montana. We provide commercial banking services from more than 96 banking offices located in Montana, Idaho, Wyoming, Utah and Washington. We offer a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. We serve individuals, small to medium-sized businesses, community organizations and public entities.

We conduct our banking operations through ten wholly-owned subsidiary commercial banks:

•	Glacier Bank, located in Kalispell, Montana, founded in 1955;

•	First Security Bank of Missoula, Montana, founded in 1973;

•	Valley Bank of Helena, Montana, founded in 1978;

•	Big Sky Western Bank, located in Bozeman, Montana, founded in 1990;

•	Western Security Bank, located in Billings, Montana, founded in 2001;

•	First Bank of Montana, located in Lewistown, Montana, founded in 1924;

•	Mountain West Bank, located in Coeur d’Alene, Idaho with two branches in Utah and three branches in Washington, founded in 1993;

•	1st Bank, located in Evanston, Wyoming, founded in 1989;

•	Citizens Community Bank, located in Pocatello, Idaho, founded in 1996; and

•	First National Bank of Morgan, Utah, founded in 1903.

Our subsidiary banks are principally governed and managed within the markets they serve, with significant local decision-making for lending activities, loan and deposit pricing, product selection, staffing, advertising, and community development activities. These customer-related activities are supported by companywide resources and services that include capital, information technology, operational and regulatory support, investment management, and sharing of best practices. We believe this business model enables us to best serve our customers by combining the benefits of local market knowledge, relationships, and responsiveness with the resources and support of a multi-billion dollar banking organization.

As of September 30, 2008, we had total assets of approximately $5.2 billion, total net loans receivable and loans held for sale of approximately $3.9 billion, total deposits of approximately $3.0 billion and approximately $559.0 million in stockholders’ equity. Our common stock is listed on the Nasdaq Global Select Market under the symbol “GBCI.”

Our principal offices are located at 49 Commons Loop, Kalispell, Montana 59901, and our telephone number is (406) 756-4200.

RECENT DEVELOPMENTS

Announced Acquisition

Our business strategy and corporate philosophy to date has been to profitably grow our business through a combination of internal growth and selective acquisitions. Consistent with this philosophy and our history, we announced in the third quarter of 2008 that we had entered into a definitive agreement to acquire The Bank of the San Juans Bancorporation or SJ Bancorp, based in Durango, Colorado. The transaction is valued at approximately $22.7 million, based on the closing price for our common stock on August 19, 2008, the date the acquisition was announced.

SJ Bancorp is the bank holding company of Bank of the San Juans, which operates from two banking offices in Durango and one office in Pagosa Springs, Colorado. At September 30, 2008, SJ Bancorp had total assets of approximately $146.3 million, net loans of approximately $130.6 million, total deposits of approximately $130.7 million, and stockholders’ equity of approximately $14.8 million.

Under the terms of the merger agreement, we will pay SJ Bancorp’s shareholders total consideration of $9 million in cash and 640,000 registered shares of our common stock. The cash portion of the merger consideration is subject to adjustment depending on SJ Bancorp’s capital at closing. Shareholder approval and bank regulatory approval of the transaction has been obtained. Subject to the satisfaction of customary conditions to closing, we anticipate the merger will close on or about December 1, 2008.

Following completion of the merger, Bank of the San Juans will remain as a separately chartered banking subsidiary of Glacier. The acquisition of Bank of the San Juans marks our first entry into the state of Colorado. We expect the acquisition to be immediately accretive to our earnings per share.

Results for Third Quarter of 2008 and Nine Months Ended September 30, 2008

On October 23, 2008, we announced our financial results for the third quarter and the nine months ended September 30, 2008. For the third quarter, we reported net earnings of $12.8 million, or $0.24 per fully diluted share, as compared to $17.6 million, or $0.33 per fully diluted share, for the third quarter of 2007. Net earnings for the third quarter of 2008 reflect a nonrecurring “other than temporary impairment” charge of $4.6 million, or $0.09 per share, resulting from the write-off of our investments in stock of the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal National Mortgage Association (“Fannie Mae”). Also included in net earnings for the third quarter is a nonrecurring gain of $1.0 million, or $0.02 per share, resulting from our sale and relocation of one of our banking facilities in Ketchum, Idaho. During the third quarter of 2008, we expensed $8.7 million (pre-tax) in provisions for loan losses, as compared to $1.3 million during the third quarter of 2007.

For the nine months ended September 30, 2008, we reported net earnings of $48.6 million, or $0.90 per fully diluted share, as compared to $50.5 million, or $0.94 per fully diluted share, for the nine months ended September 30, 2007. Net earnings for the 2008 period reflect the impact of the nonrecurring items described above. Net earnings for the 2007 period include a nonrecurring gain on the sale of our Lewistown, Montana branch of $1.0 million, or $0.02 per share, partially offset by nonrecurring merger-related expenses of $500,000, or $0.01 per share. During the nine months ended September 30, 2008, we expensed $16.3 million in provisions for loan losses, as compared to $3.7 million during the comparable period in 2007.

At September 30, 2008, our total assets were approximately $5.2 billion, an increase of 10.1% over our total assets at September 30, 2007. Our total loans were approximately $3.9 billion at September 30, 2008, an increase of 12.5% over our total loans at September 30, 2007, and our total deposits were approximately $3.0 billion at September 30, 2008, a decrease of 9.8% over our total deposits at September 30, 2007. Total stockholders’ equity at September 30, 2008, was approximately $559.0 million, an increase of 8.5% over total stockholders’ equity at September 30, 2007. See “Selected Historical Financial Information” below.

Potential Participation in TARP Capital Initiative

We are currently evaluating whether we will participate in the recently announced U.S. Department of the Treasury TARP Capital Purchase Program, or CPP. If we participate in the CPP, we would be eligible for a capital investment by the Department of the Treasury in shares of our preferred stock, in an amount between approximately $50 million and $150 million. We cannot predict at this time whether we will participate in the CPP, or if we do determine to participate, the amount of our participation.

Although a number of aspects of the CPP have not yet been finalized, the Department of the Treasury has announced the parameters of the program. Senior Preferred Nonvoting Stock will provide for 5% annual dividends for the first five years following issuance, and 9% per annum in subsequent years. During the first three years following issuance, prior consent of the Treasury is required for any increase in dividends on outstanding common stock or the repurchase of outstanding common stock. The Senior Preferred Nonvoting Stock may be redeemed during the first three years following issuance only with proceeds of a qualified equity offering. The Senior Preferred Nonvoting stock will be transferable by the holder.

The CPP requires the concurrent issuance of warrants to purchase a number of shares of common stock having a value equal to 15% of the Senior Preferred Nonvoting Stock investment amount on the date of investment, at a purchase price equal to the average trading price of such common stock during a period prior to the date of investment. Such warrants provide for a 10 year term, are immediately exercisable, and transferable by the holder. If, on or prior to December 31, 2009, the issuer receives gross proceeds from a qualifying equity offering in an amount not less than the issue price of the Senior Preferred Nonvoting stock, the number of shares of common stock underlying the warrants held by the Department of the Treasury will be reduced by 50%.

THE OFFERING

Common stock we are offering	5,500,000 shares

Common stock to be outstanding after this offering	59,862,092 shares

Net proceeds	The net proceeds of the offering, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us, will be approximately $81,590,000.

Use of Proceeds	We intend to use the net proceeds from this offering to fund possible future acquisitions and for general corporate purposes. See “Use of Proceeds.”

Risk Factors	You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-6 of this prospectus supplement, and additional risks described in the documents we incorporate by reference, before investing in our common stock.

Nasdaq Global Select Market Symbol	“GBCI”

The number of our shares to be outstanding after the offering is based on 54,362,092 shares outstanding as of October 31, 2008. Unless we specifically state otherwise, the information contained in this prospectus supplement:

•	is based on the assumption that the underwriters will not exercise the over-allotment option granted to them by us;

•	excludes 2,635,629 shares of common stock issuable upon exercise of outstanding stock options as of October 31, 2008, with a weighted average exercise price of $19.72 per share; and

•	excludes 3,597,513 additional shares available for issuance as of October 31, 2008 under our employee and director stock option plans.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected financial information for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 is derived from audited consolidated financial statements of Glacier. The financial information of and for the nine months ended September 30, 2008 and 2007 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Glacier considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008. The financial data below should be read in conjunction with the financial statements and notes thereto, incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

	At or for the Nine Months
	Ended September 30		At or for the Fiscal Years Ended December 31
	2008	2007	2007	2006	2005	2004	2003
	(Unaudited)
	Dollars in thousands, except per share data

Summary of Operations:
Interest income	$226,278	$225,643	$304,760	$253,326	$189,985	$147,285	$130,830
Interest expense	71,773	90,373	121,291	95,038	59,978	39,892	38,478

Net interest income	154,505	135,270	183,469	158,288	130,007	107,393	92,352
Provision for loan losses	16,257	3,720	6,680	5,192	6,023	4,195	3,809

Net interest income after provision for loan losses	138,248	131,550	176,789	153,096	123,984	103,198	88,543
Noninterest income	45,397	48,581	64,818	51,842	44,626	34,565	33,562
Noninterest expenses	109,817	103,453	137,917	112,550	90,926	72,133	65,944

Pre-tax net income	73,828	76,678	103,690	92,388	77,684	65,630	56,161
Taxes	25,185	26,221	35,087	31,257	25,311	21,014	18,153

Net income	$48,643	$50,547	$68,603	$61,131	$52,373	$44,616	$38,008

Basic earnings per share(1)	$0.90	$0.95	$1.29	$1.23	$1.12	$0.97	$0.84
Diluted earnings per share(1)	$0.90	$0.94	$1.28	$1.21	$1.09	$0.96	$0.83
Cash dividends per share(1)	$0.39	$0.37	$0.50	$0.45	$0.40	$0.36	$0.32
Statement of Financial Conditions:
Total assets	$5,173,109	$4,700,257	$4,817,330	$4,471,298	$3,708,975	$3,013,213	$2,740,716
Cash and securities	962,231	932,075	927,933	998,654	1,102,664	1,177,933	1,183,094
Net loans receivable and loans held for sale	3,856,987	3,434,447	3,557,122	3,165,524	2,397,187	1,701,805	1,430,365
Allowance for Loan Losses	65,633	52,616	54,413	49,259	38,655	26,492	23,990
Total deposits	3,036,770	3,367,120	3,184,478	3,207,533	2,534,712	1,729,708	1,597,625
Total borrowings	1,416,776	647,344	940,570	646,508	719,413	900,148	842,280
Stockholders’ equity	558,991	515,272	528,576	456,143	333,239	270,184	237,839
Book value per share(1)	$10.29	$9.61	$9.85	$8.72	$6.91	$5.87	$5.24
Tangible book value per share(1)	$7.49	$6.72	$6.98	$5.96	$5.10	$4.95	$4.30
Key Operating Ratios:
Return on average assets	1.32%	1.48%	1.49%	1.52%	1.52%	1.54%	1.53%
Return on average equity	11.85%	13.85%	13.82%	16.00%	17.62%	17.61%	16.82%
Efficiency ratio	54.94%	56.27%	55.55%	53.56%	52.07%	50.81%	52.37%
Net interest margin(2)	4.65%	4.50%	4.50%	4.44%	4.25%	4.18%	4.22%
Cost of funds	2.21%	3.01%	2.99%	2.64%	1.92%	1.52%	1.73%
Dividend payout ratio	43.33%	38.95%	38.76%	36.59%	35.93%	37.36%	38.07%
Asset Quality Ratios
Non-performing assets to total assets	1.30%	0.24%	0.27%	0.19%	0.26%	0.32%	0.48%
Net charge-offs to loans	0.13%	0.03%	0.06%	0.02%	0.02%	0.10%	0.12%
Allowance for loan losses to total loans	1.67%	1.51%	1.51%	1.53%	1.59%	1.53%	1.65%
Allowance for loan losses to non-performing assets	93%	449%	409%	554%	383%	276%	184%
Capital Ratios
Average equity to average assets	11.12%	10.71%	10.78%	9.52%	8.61%	8.75%	9.10%
Leverage ratio	10.75%	10.56%	10.48%	9.77%	9.17%	10.16%	8.45%
Tier 1 risk-based capital ratio	12.38%	12.31%	12.17%	12.10%	12.00%	15.06%	12.98%
Total risk-based capital ratio	13.63%	13.56%	13.42%	13.35%	13.26%	16.31%	14.23%

(1)	Revised for stock splits and stock dividends.

(2)	Calculated on a tax equivalent basis.

RISK FACTORS

Before you invest in our common stock, you should be aware that there are various risks, including those described below, that could affect the value of your investment in the future. The risk factors described in this section, as well as any cautionary language in this prospectus supplement, provide examples of risks, uncertainties and events that could have a material adverse effect on our business, including our operating results and financial condition. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. You should carefully consider these risk factors together with all of the risk factors and other information included or incorporated by reference in this prospectus supplement, before you decide whether to purchase shares of our common stock.

Risks Associated with Our Business

We cannot predict the effect of the national economic situation on our future results of operations or stock trading price.

The national economy, and the financial services sector in particular, is currently facing challenges of a scope unprecedented in recent history. No one can predict the severity or duration of this downturn. We cannot predict the extent to which the more severe regional and local economic downturns that have plagued other areas of the country may also occur in the markets we serve. Any such deterioration in our markets would have an adverse effect on our business, financial condition, results of operations and prospects, and could also cause the trading price of our stock to decline.

We cannot predict the effect of the recently enacted federal rescue plan.

Congress recently enacted the Emergency Economic Stabilization Act of 2008, which is intended to stabilize the financial markets, including providing funding of up to $700 billion to purchase troubled assets and loans from financial institutions. The legislation also increases the amount of deposit account insurance coverage from $100,000 to $250,000 for interest-bearing deposit accounts and non-interest bearing transaction accounts, the latter of which are fully insured until December 31, 2009. Most recently, the federal government agreed to invest $125 billion in preferred stock of nine U.S. financial institutions, and to make available up to another $125 billion for investment in preferred stock of other U.S. financial institutions, on certain terms and conditions. The full effect of this wide-ranging legislation on the national economy and financial institutions, particularly on mid-sized institutions like us, cannot now be predicted.

We have a high concentration of loans secured by real estate.

We have a high concentration of loans secured by real estate, especially construction and land development loans, which carry a higher degree of risk, and a continued downturn in the real estate market, for any reason, will hurt our business and prospects. In particular, if the nationwide economic decline migrates further to the markets we serve, we could be exposed to additional risk of losses from real estate related loans. Our business activities and credit exposure are concentrated in loans secured by real estate. A further downturn in the economies or real estate values in the markets we serve could have a material adverse effect on borrowers’ ability to repay their loans, as well as the value of the real property held as collateral securing such loans. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans.

Our loan portfolio mix could result in increased credit risk in an economic downturn.

Our loan portfolio contains a high percentage of commercial, commercial real estate, and real estate acquisition and development loans in relation to the total loans and total assets. These types of loans have historically been viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about banks with a heavy concentration of commercial real estate loans. These types of loans also typically are larger than residential real estate loans and other commercial loans. Because our loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or more of these loans may cause a significant increase in our non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

Changes in economic conditions, in particular an economic slowdown in Idaho, Montana, Washington, Wyoming, Utah or Colorado, could hurt our banking business.

Our business is directly affected by factors such as economic, market and political conditions in our service areas, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. In recent months we have begun to see declines in economic indicators and real estate values in several of the markets we serve. A further deterioration in economic conditions in the states served by our banks could result in the following consequences, any of which could hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	collateral for loans made may decline in value, in turn reducing customers’ borrowing power, reducing the value of assets and collateral associated with existing loans;

•	market values of certain securities in our investment portfolio may decline;

•	demand for banking products and services may decline;

•	tightening of liquidity and a decline in borrowing capacity;

•	low cost or non-interest bearing deposits may decrease; and

•	a reduction of the market value of our common stock.

Our Allowance for Loan and Lease Losses (ALLL) may not be adequate to cover actual loan losses, which could adversely affect earnings.

We maintain an ALLL in an amount that is believed adequate to provide for losses inherent in the portfolio. While we strive to monitor credit quality and to identify loans that may become non-performing, at any time there are loans in the portfolio that will result in losses that have not been identified as non-performing or potential problem loans. In the quarter ended September 30, 2008, non-performing assets as a percentage of total assets increased to 1.30% from 0.58% for the quarter ended June 30, 2008, and our ALLL as a percentage of non-performing assets declined to 93% from 203%. We cannot be sure that we will be able to identify deteriorating loans before they become non-performing assets, or that we will be able to limit losses on those loans that are identified. As a result, future significant additions to the ALLL may be necessary. Additionally, future additions to the ALLL may be required based on changes in the composition of the loans comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions or as a result of incorrect assumptions by management in determining the ALLL. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our ALLL. These regulatory agencies may require us to increase the ALLL which could have a negative effect on our financial condition and results of operation. A critical element in determining the adequacy of the ALLL is the maintenance of the underlying collateral values, most of which are in real estate.

Fluctuating interest rates can adversely affect our profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. We cannot provide assurance that we can minimize interest rate risk. In addition, interest rates also affect the amount of money we can lend. When interest rates rise, the cost of borrowing also increases. Accordingly, changes in levels of market interest rates could materially and adversely affect the net interest spread, asset quality, loan origination volume, business and prospects.

A continued tightening of the credit markets may make it difficult to obtain adequate funding for loan growth, which could adversely affect our earnings.

A continued tightening of the credit markets and the inability to obtain money to adequately fund loan growth may negatively affect asset growth and, in turn, negatively impact our earnings. In addition to deposit growth and payments of principal and interest received on loans and investment securities, we also rely on funding from alternative funding sources, including the Federal Home Loan Bank of Seattle and U.S. Treasury Tax and Loan Programs. In the event of a continued downturn in the economy, particularly in the housing market, these resources could be negatively affected, which could limit the funds available to us.

We may grow through future acquisitions, which could, in some circumstances, adversely affect our profitability measures.

We anticipate engaging in selected acquisitions of financial institutions in the future. There are risks associated with our acquisition strategy that could adversely impact our profitability. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into our company, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we cannot provide any assurance as to the extent to which we can continue to grow through acquisitions.

We anticipate issuing capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and the percentage ownership of current shareholders. Aside from the proposed acquisition described under “Recent Developments” above, we do not currently have any definitive understandings or agreements for any acquisitions that involve the issuance of our capital stock. However, as noted above, we anticipate that we will continue to expand through acquisitions in the future.

Competition in our market areas may limit our future success.

Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions, finance, insurance and other non-depository companies operating in our market areas. We are subject to substantial competition for loans and deposits from other financial institutions. Some of our competitors are not subject to the same degree of regulation and restriction as we are. Some of our competitors have greater financial resources than we do. If we are unable to effectively compete in our market areas, our business, results of operations and prospects could be adversely affected.

The FDIC has announced that it will increase insurance premiums to rebuild and maintain the federal deposit insurance fund.

Based on recent events and the state of the economy, the FDIC has increased federal deposit insurance premiums beginning in the first quarter of 2009 to double what we originally paid. The increase of these premiums will add to our cost of operations and could have a significant impact on the Company. Further, depending upon any future losses that the FDIC insurance fund may suffer, there can be no assurance that there will not be additional premium increases in order to replenish the fund.

Our business would be harmed if we lost the services of any of our senior management team.

We believe our success to date has been substantially dependent on our Chief Executive Officer and other members of our executive management team, and on the Presidents of our subsidiary banks. The loss of any of these persons could have an adverse affect on our business and future growth prospects.

We operate in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by financial institutions and holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on our results of operations and financial condition.

Risks Associated with this Offering and Our Common Stock

The market price of our common stock may decline after the offering.

The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. The same may be true with respect to the shares of common stock that we anticipate issuing in the acquisition described elsewhere in this prospectus supplement. Any such sales, depending on the volume and timing, could cause the price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of our common stock in the offering will be able to sell shares after the offering at a price that is equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares in the offering and the timing of any sales of shares of common stock.

Our profitability measures could be adversely affected if we are unable to effectively deploy the capital raised in this offering.

As described under “Use of Proceeds,” we intend to use the net proceeds of this offering to fund possible future acquisitions and for general corporate purposes. Although we are periodically engaged in discussions with potential acquisition candidates, we are not currently a party to any purchase or merger agreement other than the agreement with Bank of the San Juans Bancorporation described under “Recent Developments.” There can be no assurance that we will be able to negotiate future acquisitions on terms acceptable to us. Investing the proceeds of this offering in securities until we are able to deploy the proceeds would provide lower income than we generally earn on loans, potentially adversely impacting shareholder returns, including earnings per share, return on assets and return on equity.

We may determine to issue preferred stock under the CPP, and any shares so issued would have certain priorities over our common stock.

As described under “Recent Developments,” we are currently evaluating the merits of participating in the CPP of the Department of the Treasury. If, and to the extent that, we determine to participate in the CPP, we would issue Senior Nonvoting Preferred Stock that would have rights and preferences, including among other things liquidation preference and preference with respect to dividends, which would have a priority over our common stock.

Our trust preferred securities have a priority right to payment of dividends.

We have periodically supported our continued growth through the issuance of trust preferred securities. Trust preferred securities have a priority right to distributions and payment over our common stock. At September 30, 2008, we had trust preferred securities and related debt totaling approximately $118.6 million.

We have various anti-takeover measures that could impede a takeover.

Our articles of incorporation include certain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest, merger or otherwise. These provisions include a requirement that any “Business Combination” (as defined in the articles of incorporation) be approved by at least 80% of the voting power of the then-outstanding shares, unless it is either approved by the board of directors or certain price and procedural requirements are satisfied. In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of us. These provisions may have the effect of lengthening the time required for a person to acquire control of us though a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of us. This could deprive our shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action is favored by a majority of our shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including information included or incorporated by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limit to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this prospectus supplement, any accompanying prospectus or the documents incorporated by reference, including “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations: sections of our reports and other documents filed with the SEC:

•	the risks associated with lending and potential adverse changes in credit quality;

•	increased delinquency rates;

•	competition from other financial services companies in our markets;

•	the risks presented by a continued economic slowdown, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations;

•	legislative or regulatory changes that adversely affect our business or our ability to complete pending or prospective future acquisitions;

•	demand for banking products and services may decline;

•	the risks presented by a continued economic slowdown and the public stock market volatility, which could adversely affect our stock value and our ability to raise capital in the future; and

•	our success in managing risks involved in the foregoing.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in “Risk Factors” above and in our reports filed with the Securities and Exchange Commission. Please take into account that forward-looking statements speak only as of the date of this prospectus supplement or, in the case of any accompanying prospectus or documents incorporated by reference in the prospectus, the date of such document. We do not undertake any obligation to publicly correct or update any forward-looking statement if we later become aware that it is not likely to be achieved.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us of approximately $250,000, will be approximately $81,590,000, or approximately $93,866,000 if the underwriters’ over-allotment option is exercised in full.

We intend to use the net proceeds of the offering to fund possible future acquisitions and for general corporate purposes. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this prospectus supplement, we have no shares of preferred stock issued. Our board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as our board of directors may determine.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “GBCI.”

As of October 31, 2008, there were 54,362,092 shares of our common stock outstanding, held of record by approximately 14,263 holders of record. On such date, 2,635,629 shares were subject to outstanding stock options under our employee and director stock option plans.

The following description of the terms of our common stock is not complete and is qualified in its entirety by reference to our articles of incorporation and our bylaws, each of which is filed as an exhibit to the registration statement of which this prospectus supplement is a part.

General

Each holder of our common stock is entitled to one vote per share. Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. Upon any liquidation or winding-up of our business, the holders of our common stock are entitled to share, on a pro rata basis, any remaining assets after provision for liabilities and provision for liquidation preference of any shares of preferred stock then outstanding. Holders of our common stock have no preemptive right to subscribe to any additional securities that may be issued.

Dividend Rights

Holders of our common stock are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. In the first three quarters of 2008, we declared a dividend of $0.13 per share per quarter. Our ability to pay dividends basically depends on the amount of dividends paid to us by our subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on our subsidiaries by statute or regulation effectively may limit the amount of dividends we can pay.

Approval of Certain Transactions

The Montana Business Corporation Act (“MBCA”) does not contain any “anti-takeover” provisions imposing specific requirements or restrictions on transactions between a corporation and significant shareholders. Our articles of incorporation contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares, unless it is approved by our board of directors, or certain price and procedural requirements are satisfied. An “interested shareholder”

is broadly defined to include an individual, firm, corporation or other entity that has the right, directly or indirectly, to acquire or control the voting or disposition of 10% or more of our outstanding voting stock.

The MBCA provides that a plan of merger involving a Montana corporation must be approved by each voting group entitled to vote separately by a affirmative vote of two-thirds of all votes entitled to be cast, unless the corporation’s articles of incorporation provide that a majority of all votes entitled to be cast is sufficient to constitute approval. Our articles of incorporation provide that subject to the shareholder approval requirement with respect to “interested shareholder” transactions described above, a majority of all votes entitled to be cast is sufficient to approve any plan of merger or share exchange requiring shareholder approval under the MBCA.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of an action where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Our bylaws provide that we shall indemnify our directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

Our articles of incorporation eliminate the personal liability of directors and officers for monetary damages to the fullest extent permitted by the MBCA.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through D.A. Davidson & Co. and Keefe, Bruyette & Woods, Inc. We have entered into a firm commitment underwriting agreement with D.A. Davidson & Co. and Keefe Bruyette & Woods pursuant to the terms and subject to the conditions of which we have agreed to sell to the underwriters named below, for whom D.A. Davidson & Co. and Keefe, Bruyette & Woods are acting as representatives, and such underwriters have severally agreed to purchase from us, the respective number of sharers of common stock appearing opposite their names below:

Underwriters	Number of Shares

D.A. Davidson & Co.	3,850,000
Keefe Bruyette & Woods, Inc.	1,650,000

Total	5,500,000

The underwriters have agreed, severally and not jointly, to purchase all of the shares shown in the above table if any of those shares are sold in this offering. If an underwriter defaults in an amount in excess of that described in the underwriting agreement, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated under certain circumstances.

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us, subject to prior sale and subject to approval of legal matters by counsel for the underwriters, including confirming the validity of the shares of common stock being offered. The underwriting agreement also provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus supplement is subject to the satisfaction of the conditions contained in the underwriting agreement, including, among other things, the receipt of legal opinions, officers’ certificates and other customary closing documents, and the absence of any material adverse changes affecting us or our business.

The underwriters reserve the right to withdraw, cancel or modify offer to the public and to reject orders in whole or in part. The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at the public offering price less a selling concession not in excess of $0.372 per share. The underwriters also may allow, and dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Over-Allotment Option.  We have granted the underwriters an option to purchase up to 825,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option, in whole or in part, at any time and from time to time for 30 days from the date of the underwriting agreement, solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the underwriters exercise this option, each will have a firm commitment, as long as the conditions of the underwriting agreement are satisfied, to purchase approximately the same percentage of the additional shares of common stock that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table, and we will be obligated to sell such shares of common stock to the underwriters. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold.

Underwriting Discount and Offering Expenses.  The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters, and the net proceeds to us before expenses. This information is presented assuming both no exercise and full exercise by the underwriter of the over-allotment option.

		Total
		Without	With
	Per	Overallotment	Overallotment
	Share	Exercise	Exercise

Public offering price	$15.50	$85,250,000	$98,037,500
Underwriting discount	$0.62	$3,410,000	$3,921,500
Proceeds, before expenses, to us	$14.88	$81,840,000	$94,116,000

We estimate that the expenses of this offering, all of which will be paid by us, exclusive of the underwriting discount, will be approximately $250,000, which includes legal, accounting and printing costs and various other fees associated with registering our common stock.

In connection with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum compensation to the underwriters in connection with the sale of shares pursuant to this prospectus supplement will not exceed 8% of the total offering price to the public of the shares as set forth on the cover page of this prospectus supplement. It is anticipated that such maximum compensation will be significantly less than 8% in connection with this offering.

Listing.  Our common stock is listed on Nasdaq Global Select Market under the symbol “GBCI.”

Stabilization.  In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including: stabilizing transactions; short sales; syndicate covering transactions; imposition of penalty bids; and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position. The underwriters also may impose a penalty bid on dealers participating in the offering. This means that the underwriters may reclaim from the dealers participating in the offering the underwriting discount, commissions and selling concession on shares sold by them and purchased by the underwriters in stabilizing or short- covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence any of these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market or otherwise. In connection with this offering, selling group members who are qualified market makers on Nasdaq may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering or before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Lock-up Agreements.  We have agreed with the underwriters that, during the period ending 60 days after the date of this prospectus supplement, which we refer to as the restricted period, none of us, our executive officers, or our directors will, without the prior consent of D.A. Davidson & Co., directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged or exercised for any such shares of common stock, or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock. The restricted period is subject to a limited extension of 18 days in certain circumstances if shares of our common stock are not “actively traded securities,” as defined in Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934, as amended. The foregoing restrictions do not apply to: the sale by us of shares of common stock to the underwriters in this offering; the issuance by us of shares of common stock upon the exercise of outstanding options or warrants; the grant of employee stock options not exercisable during the restricted period pursuant to our existing stock incentive plans; the issuance by us of shares of common stock pursuant to the terms of our merger agreement with Bank of the San Juans Bancorporation; issuance by us of warrants to purchase common stock pursuant to the U.S. Department of Treasury TARP Capital Purchase Program; and transfers of shares of common stock or securities convertible into or exercisable or exchangeable for common stock by any of the persons subject to a lock-up agreement (a) as a bona fide gift or gifts, (b) by will or intestacy or (c) to any member of such person’s immediate family or a trust created for the direct or indirect benefit of such person or the immediate family thereof, provided that, in any such case, the transferee or transferees shall execute and deliver to D.A. Davidson & Co., before such transfer, an agreement to be bound by the restrictions on transfer described above. In addition, during the restricted period, subject to certain exceptions, we have also agreed not to file any registration statement for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of D.A. Davidson & Co.

Indemnification.  We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and contribute to payments that the underwriters may be required to make because of those liabilities.

Online Offering.  A prospectus supplement with the accompanying prospectus in electronic format may be made available on the websites or through online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending on the particular underwriter or selling group member, prospective investors may be allowed to place orders online. Other than the prospectus supplement with the accompanying prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of the prospectus supplement or accompanying prospectus. Shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Other Relationships.  D.A. Davidson & Co., Keefe, Bruyette & Woods and their affiliates may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. D.A. Davidson & Co. has previously been engaged by us as an underwriter of our securities and as a financial advisor in connection with certain of our completed acquisitions.

The underwriters have advised us that, except as specifically contemplated in the underwriting agreement, they owe no fiduciary or other duties to us in connection with this offering, and that they may have agreements and relationships with, and owe duties to, third parties, including potential purchasers of the securities in this offering, that may create actual, potential or apparent conflicts of interest.

LEGAL MATTERS

Certain legal matters with respect to the validity of the common stock offered hereby has been passed upon for us by Christensen, Moore, Cockrell, Cummings & Axelberg, P.C. Dorsey & Whitney LLP is acting as counsel for the underwriter in connection with certain legal matters relating to the shares of common stock offered hereby.

PROSPECTUS
$250,000,000

Glacier Bancorp, Inc

Common Stock
Preferred Stock
Common Stock Purchase Warrants

We may offer and sell, from time to time in one or more offerings, shares of our common stock, $.01 par value per share, shares of our preferred stock, $.01 par value per share, and warrants to purchase shares of our common stock.

Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Information Incorporated by Reference” before you make your investment decision. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may sell our securities on a continuous or delayed basis directly, through agents or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of our securities. If any agents, dealers or underwriters are involved in the sale of our securities, the applicable prospectus supplement will set forth any applicable commissions or discounts and will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus. Our net proceeds from the sale of our securities will also be set forth in the applicable prospectus supplement. Our common stock is listed on the Nasdaq Global Select Market under the symbol “GBCI.”

Investing in our securities involves a high degree of risk. See “Risk Factors” on page B-1 of this prospectus, as well as in supplements to this prospectus.

SHARES OF OUR COMMON STOCK, PREFERRED STOCK AND COMMON STOCK PURCHASE WARRANTS ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY OF OUR BANK OR NON-BANK SUBSIDIARIES, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 3, 2008.

B-i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC”, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, utilizing a “shelf” registration process. Under this shelf registration process, we may offer and sell the securities described in this prospectus in one or more offerings. This prospectus only provides you with a general description of the securities that we may offer. Each time we offer our securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information” and “Information Incorporated by Reference.”

We may in the future add one or more additional classes of securities to the shelf registration statement of which this prospectus is a part, by filing a post-effective amendment to the registration statement as permitted by applicable regulations promulgated by the SEC.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

RISK FACTORS

You should carefully consider the specific risks set forth under “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 incorporated by reference into this prospectus and any accompanying prospectus supplement, before making an investment decision.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement, including information included or incorporated by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this prospectus, any accompanying prospectus supplement or the documents incorporated by reference, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our reports and other documents filed with the SEC:

•	the risks associated with lending and potential adverse changes in credit quality;

•	increased delinquency rates;

•	competition from other financial services companies in our markets;

•	the risks presented by a continued economic slowdown, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations;

•	legislative or regulatory changes that adversely affect our business or our ability to complete pending or prospective future acquisitions;

•	demand for banking products and services may decline;

•	the risks presented by a continued economic slowdown and the public stock market volatility, which could adversely affect our stock value and our ability to raise capital in the future; and

•	our success in managing risks involved in the foregoing.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in “Risk Factors” above and in our reports filed with the SEC. Please take into account that forward-looking statements speak only as of the date of this prospectus or, in the case of any accompanying prospectus supplement or documents incorporated by reference in this prospectus, the date of any such document. We do not undertake any obligation to publicly correct or update any forward-looking statement if we later become aware that it is not likely to be achieved.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy information and other information with the SEC. You may read and copy such material at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room.

The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file reports electronically with the SEC. The address of that site is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3, which registers the securities that we may offer under this prospectus. The registration statement, including the exhibits and schedules thereto, contains additional information about us and the securities being offered.

In addition, we maintain a corporate website, www.glacierbancorp.com. We make available through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this prospectus or any accompanying prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superceded by subsequent incorporated documents or by information that is included directly in this prospectus or any prospectus supplement. We incorporate by reference the documents listed below and any future filings we make with the SEC after the date of this prospectus and until the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Annual Report on Form 10-K for the year ended December 31, 2007, filed February 29, 2008;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2008, filed May 12, 2008; and the quarter ended June 30, 2008, filed August 8, 2008;

•	Current Reports on Form 8-K filed January 3, 2008; June 26, 2008; June 27, 2008; August 20, 2008; August 29, 2008; and

•	The description of our common stock contained in our Registration Statement on Form 8-B, filed with the SEC on November 19, 1990 (Registration No. 0-18911), and any amendment or report filed for the purpose of updating such description.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document. You may obtain documents incorporated by reference in this prospectus by requesting them from us in writing or by telephone at the following address:

Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, Montana 59901
(406) 751-4703
Attention: LeeAnn Wardinsky, Corporate Secretary

ABOUT GLACIER

Glacier Bancorp, Inc. is a regional multi-bank holding company headquartered in Kalispell, Montana. We provide commercial banking services from more than 96 banking offices throughout Montana, Idaho, Wyoming, Utah and Washington. We offer a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. We serve individuals, small to medium-sized businesses, community organizations and public entities.

We are the parent holding company of ten wholly owned subsidiary commercial banks:

•	Glacier Bank, located in Kalispell, Montana, founded in 1955;

•	First Security Bank of Missoula, Montana, founded in 1973

•	Valley Bank of Helena, Montana, founded in 1978;

•	Big Sky Western Bank, located in Bozeman, Montana, founded in 1990;

•	Western Security Bank, located in Billings, Montana, founded in 2001;

•	First Bank of Montana, located in Lewistown, Montana, founded in 1924;

•	Mountain West Bank, located in Coeur d’Alene, Idaho with two branches in Utah and three branches in Washington, founded in 1993;

•	1st Bank, located in Evanston, Wyoming, founded in 1989;

•	Citizens Community Bank, located in Pocatello, Idaho, founded in 1996; and

•	First National Bank of Morgan, Utah, founded in 1903.

Additionally, on August 19, 2008, we entered into a merger agreement for the acquisition of Bank of the San Juans Bancorporation, headquartered in Durango, Colorado, which is anticipated to close in the fourth quarter of 2008.

As of September 30, 2008, we had total assets of approximately $5.2 billion, total net loans receivable and loans held for sale of approximately $3.9 billion, total deposits of approximately $3.0 billion and approximately $559.0 million in stockholders’ equity. Our common stock is listed on the Nasdaq Global Select Market under the symbol “GBCI.”

USE OF PROCEEDS

We will use the net proceeds from our sale of the securities for general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding possible future acquisitions, or for any other purpose we describe in the applicable prospectus supplement. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby to one or more underwriters for public offering and sale by them and may also sell the securities directly or through agents. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We have also reserved the right to sell or exchange securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

We may distribute the securities from time to time in one or more transactions (i) at a fixed price; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices, or (iv) at negotiated prices.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate the underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may resell the securities at varying prices to be determined by the dealer.

We will describe in the applicable prospectus summary the specific plan of distribution, any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on the resale of securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with or perform services for us in the ordinary course of their business for which they receive compensation.

DESCRIPTION OF SECURITIES

We may offer shares of common stock, shares of preferred stock, and/or warrants to purchase our common stock under this prospectus. A description of the securities, the terms of offering of securities, the initial offering price, the net proceeds to us and other material terms of the securities being offered will be contained in the prospectus supplement and other offering material relating to such offering. Any such description of the securities offered will be qualified in its entirety by reference to our articles of incorporation and bylaws, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, the validity of the securities will be passed upon for us by Christensen, Moore, Cockrell, Cummings & Axelberg, P.C., and will be passed upon for any agents, dealers or underwriters by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2007, 2006 and 2005 and for the years then ended and the effectiveness of internal control over financial reporting as of December 31, 2007 have been audited by BKD, LLP, independent registered public accounting firm, as set forth in their reports thereon and incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2007. Such consolidated financial statements have been incorporated in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.